POWER TECHNOLOGY, INC.
5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310

January 30, 2007

Thomas A. Jones, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Power Technology, Inc. (the "Registrant")
Request for Withdrawal of Form SB-2 registration statement
	Original Filing Date:	February 22, 2006
	File Number:	333-131989

Dear Mr. Jones:

Pursuant to Rule 477 under the general Rules and Regulations of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby applies for withdrawal of its Registration Statement on Form SB-2 (File Number 333-131989), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed on February 22, 2006.

The Registrant makes this request for withdrawal of the Registration Statement because it is no longer obligated to register the shares of common stock therein and it no longer plans to go forward with the public offering of the shares of common stock described in the Registration Statement.

The Registrant hereby confirms that the Registration Statement was not declared effective by the United States Securities and Exchange Commission ("SEC") and that no securities were sold in connection with or pursuant to the Registration Statement.

The Registrant may determine to undertake private offerings in the future in reliance on Rule 155(c) promulgated under the Act.

The Registrant requests that, in accordance with the provisions of Rule 477(a), promulgated under the Securities Act, the SEC issue a written order granting the withdrawal of the Registration Statement as soon as possible. The Registrant further requests that all fees paid to the SEC with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Upon issuance of the Order consenting to the withdrawal, please provide copies of the Order to us by facsimile at 713-688-0622. If you have any questions with respect to this letter, please call Robert Axelrod, counsel to the Registrant, at 713-861-1996.

Very truly yours,

Power Technology, Inc.
Bernard J. Walter, President